Volaris announces the obtention of the authorizations to operate through its subsidiary Vuela El Salvador, S.A. de C.V., as a national air carrier from El Salvador

Mexico City, Mexico, August 25, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline serving Mexico, the United States of America, Central America and before long South America, informs that the process of its subsidiary, Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”), for the obtention of the Operation Permit, for regular and nonregular international public air transportation services for passengers, cargo and mail, has concluded with the formal approval of the Civil Aviation Authority of El Salvador.

Volaris El Salvador will start operations with its Air Operator´s Certificate and the Operation Permit of El Salvador on September 2021. Volaris looks forward to broadening its ultra-low cost model in Central America by offering low base fares and point to point services in the region.

The information included in this report has not been audited and it does not provide information on the Company´s future performance. Volaris´ future performance depends on many factors and it cannot be interred that any period´s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 179 and its fleet from four to 93 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact María Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact Gabriela Fernández / volaris@gcya.mx / +52 55 3104 5264